# SEC Schedule 13D/A (Amendment No. 1) — Beneficial ownership report by holders of more than 5% of a class

Issuer: SenesTech, Inc., CIK 0001680378
CUSIP: 81720R604
Title of class of securities: Common Stock, par value $0.0001 per share
Address of issuer's principal executive offices: 13430 NORTH DYSART ROAD, SUITE 105, SURPRISE, Arizona (AZ), 85379
Date of event which requires filing of this statement: 10/15/2026
The filing person previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D.
Amends the filing with accession number 0000902664-26-003225
Filed by CIK 0001273782
Persons authorized to receive notices and communications: Glenbrook Capital Management, 2207, Suite B, Bellanca St., Minden, Nevada (NV), 89423, 650-441-9525; Ele Klein & Danny Goldstein, McDermott Will & Schulte LLP, 919 Third Avenue, New York, New York (NY), 10022, 212-756-2446

## Reporting persons
- GLENBROOK CAPITAL MANAGEMENT (CIK 0001273782): type of reporting person: corporation (CO); citizenship or place of organization: Nevada (NV); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 2,063,098; sole dispositive power 0; shared dispositive power 2,063,098; aggregate amount beneficially owned 2,063,098 (38.04% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common Stock, par value $0.0001 per share
Name of issuer: SenesTech, Inc.
Address of issuer's principal executive offices: 13430 NORTH DYSART ROAD, SUITE 105, SURPRISE, Arizona (AZ), 85379
Comment: This Amendment No.1 ("Amendment No.1") amends the statement on Schedule 13D field with the SEC on July 23, 2026 (as amended from time to time, the "Schedule 13D") with respect to the Common Stock of the Issuer. This Amendment No. 1 amends Item 2(b), 3, 4, 5(a)-(c), and 7 as set forth below. Capitalized terms used herein and not otherwise defined in this Amendment No. 1 have the meanings set forth in the Schedule 13D.

## Item 2. Identity and Background
Residence or business address: Item 2(b) is hereby amended and restated in its entirety as follows: The principal business address of each of the Covered Persons is 2207, Suite B, Bellanca St. Minden, NV 89423.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
Item 3 is hereby amended and restated as follows:

Funds for the purchase of the securities reported herein were derived from the general working capital of the Glenbrook Funds and Accounts. A total of approximately $4.33 million (excluding brokerage commissions) was paid to acquire such securities.

Positions in the shares of Common Stock may be held in margin accounts. Because other securities may be held in such margin accounts, it may not be possible to determine the amounts, if any, of margin used to purchase the shares of Common Stock.

## Item 4. Purpose of Transaction
Purpose of transaction:
Item 4 is hereby amended and supplemented as follows:

From time to time, the Reporting Person may engage with members of the board of directors of the Issuer (the "Board") and management, and may engage with other stockholders and other relevant parties, regarding, without limitation, its concerns regarding the composition of the Board, including whether the Board, as currently constituted, has the appropriate mix of skills, experience and perspectives to oversee the Issuer's strategy and execution, and issues regarding the size, composition and refreshment of the Board, the identification of potential director candidates, Board leadership and committee composition, and the Issuer's corporate governance practices.

Depending on the outcome of such discussions and other factors the Reporting Person deems relevant, the Reporting Person may take such actions with respect to the composition of the Board as it deems appropriate, which may include recommending changes to the Board, seeking to fill any vacancy on the Board, or proposing or nominating one or more director candidates for election at a meeting of the Issuer's stockholders. The Reporting Person has not made any determination as to any specific course of action, and there can be no assurance that the Reporting Person will take any such action.

On October 19, 2026, GCM issued a press release and public letter regarding the Issuer, which is attached as Exhibit 99.1 hereto and incorporated by reference herein.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Item 5(a) is hereby amended and restated as follows:

See rows (11) and (13) of the cover page to this Schedule 13D for the aggregate number of shares of Common Stock and percentages of shares of Common Stock beneficially owned by the Reporting Person. The aggregate percentage of shares of Common Stock reported to be beneficially owned by the Reporting Person is based upon 5,423,542 shares of Common Stock outstanding as of August 4, 2026, as reported in the Issuer's Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2026, filed with the SEC on August 6, 2026.
Number of shares as to which each person has sole or shared power to vote or dispose:
Item 5(b) is hereby amended and restated as follows:

See rows (7) through (10) of the cover page to this Schedule 13D for the number of shares of Common Stock as to which the Reporting Person has the sole or shared power to vote or direct the vote and sole or shared power to dispose or to direct the disposition.
Transactions in the class effected during the past sixty days:
Item 5(c) is hereby amended and restated as follows:

All transactions in the shares of Common Stock effected by the Reporting Person during the past sixty (60) days, which were all in the open market, are set forth in Schedule A hereto, and are incorporated herein by reference.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Item 7 is hereby amended and supplemented by adding the following:

Exhibit 99.1 Press Release and Public Letter, dated October 19, 2026.

## Signatures
- GLENBROOK CAPITAL MANAGEMENT: /s/ Robert W. Lishman, Robert W. Lishman, Director (10/19/2026)